

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Via U.S. Mail

Mr. Luo Ken Yi
President
China Architectural Engineering, Inc.
110 Wall Street
14th Floor
New York, NY 10005

> **Re: China Architectural Engineering, Inc.**
> **Form 8-K**
> **Filed August 24, 2010**
> **File No. 001-33709**

Dear Mr. Yi:

        We have completed our review of your filing and do not have any further comments at this time.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director

cc: Anh Tran, Esq. (*via facsimile (310) 552-5007*)
        K&L Gates LLP